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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

POINTE FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73084P100

(Cusip Number)

Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
(561) 368-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73084P100

1.	Name of Reporting Person: Barbara Wortley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 123,325

		8.	Shared Voting Power: None.

		9.	Sole Dispositive Power: 123,325

		10.	Shared Dispositive Power: None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 5.48%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 73084P100

Item 1. Security and Issuer.

     This Schedule 13D is filed by Barbara Wortley (the “Reporting Person”) with respect to shares of Common Stock, $.01 par value (the “Common Stock”), of Pointe Financial Corporation (the “Issuer”), a Florida corporation and bank holding company the principal subsidiary of which is Pointe Bank, a Florida state chartered commercial bank. The address of the Issuer’s principal executive offices is 21845 Powerline Road, Boca Raton, Florida 33433.

Item 2. Identity and Background.

     (a)  This statement is filed by the Reporting Person with respect to 123,325 shares of Common Stock beneficially owned by her.

     (b)  The business address of the Reporting Person is 456 Alexander Palm Road, Boca Raton, Florida 33432.

     (c)  The Reporting Person’s occupation is administrative assistant to the president and chief executive officer of Liberty Research, Waverly, New York.

     (d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased her shares of Common Stock of the Issuer from her own funds on the open market from December 29, 1999, through August 23, 2001, as to 106,825 shares, and on December 3, 2002, as to 19,000 shares purchased for aggregate consideration of $266,760. The Reporting Person sold 3,000 shares of Common Stock on January 15, 2004, for $72,000. All of the shares of Common Stock owned beneficially by the Reporting Person, and the Option described in Items 5 and 6, were purchased with her personal funds.

     The Reporting Person has borrowed against the shares of Common Stock owned by her on a margin basis from Bear, Stearns & Co., Inc. (“Bear Stearns”), in accordance with Bear Stearns’ customary terms and conditions. In addition to any margin loans outstanding on the Reporting Person’s shares of Common Stock, all or part of her shares of Common Stock may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person.

CUSIP No. 73084P100

Item 4. Purpose of Transaction.

     The Reporting Person acquired her shares of Common Stock and the option described in Items 5 and 6 for the purpose of investment. Except as specifically described herein, the Reporting Person has no present plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     The Reporting Person may acquire additional shares of Common Stock through purchases from time-to-time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purposes, by a combination of open market and privately negotiated transactions, or by exercise of her option to purchase Common Stock at such time as she may do so. She does not intend to make a tender offer for shares of Common Stock. The Reporting Person’s acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by her to be reasonable and consistent with prudent investment criteria, to general economic circumstances and, as to the option shares and any other shares which she may acquire, any requisite regulatory approvals. As prices and economic factors are not expected to be static, there can be no assurance that the Reporting Person will purchase additional shares of Common Stock or that she will purchase shares at any given time, nor can there be any prediction regarding the number of shares of Common Stock that she may own at any given time or from time-to-time.

     The Reporting Person reserves the right to sell or otherwise dispose of any of the shares of Common Stock which she owns at any time or from time-to-time, although she does not currently intend to sell any of the Common Stock owned by her.

     The Reporting Person currently has no understanding or agreement with any person regarding the acquisition of Common Stock in a privately negotiated transaction other than pursuant to the option described in Item 5. Further, any such acquisition of Common Stock would, as set forth above, be subject to price and other economic considerations, the availability of Common Stock for purchase privately, and regulatory considerations. As most of these factors are beyond her control, she cannot predict whether or when she will acquire additional Common Stock.

CUSIP No. 73084P100

     Although the acquisition of shares of Common Stock by the Reporting Person is for investment purposes, she may pursue discussions with management in an effort to maximize long-term value for shareholders.

Item 5. Interest in Securities of the Issuer.

     At February 4, 2004, the aggregate number of shares held beneficially by the Reporting Person was 106,825 shares, or approximately 5.48% of the Issuer’s issued and outstanding shares. The number of shares held beneficially by the Reporting Person does not include any shares which are the subject of the Option Agreement described in the next paragraph, nor any shares held by Liberty Lighting Pension Fund, as described in the second succeeding paragraph of this Item 5. Other than the shares subject to the Option Agreement, the Reporting Person has sole voting power and dispositive power as to all of the 123,325 shares of the Issuer’s Common Stock held by her. The Reporting Person’s sole transaction in the Issuer’s Common Stock effected during the past sixty (60) days is the sale by her of 3,000 shares of Common Stock on January 15, 2004.

     On January 20, 2004, the Reporting Person, for herself and her assigns, entered into an Option Agreement for the Purchase of Stock with Morris Massry (“Massry”), a director of the Issuer (the “Option Agreement”). Under the terms of the Option Agreement Massry granted her the option to purchase 164,810 shares of Massry’s shares of Common Stock (the “Option”) on an “all or none” basis, so that the Reporting Person, should she exercise the Option, is required to purchase all, and not less than all, 164,810 shares which are the subject of the Option (the “Option Shares”). The exercise price of the Option is $24.00 per share, or an aggregate of $3,955,440. The Reporting Person paid Massry $100,000 in consideration of the grant of the Option Agreement. The Option expires May 10, 2004, subject to extension to September 10, 2004, if the Reporting Person pays Massry an additional $100,000 on or before May 10, 2004. The Option Agreement provides that Massry retains all dividends which may be declared on the Option Shares and all voting rights. Any non-cash dividends payable in Common Stock of the Issuer are subject to the Option Agreement, which also includes any shares of Common Stock that Massry acquires through the exercise of any option, call or similar contractual right held by Massry on the date of the Option Agreement. The Option Agreement also includes any shares issued in connection with a merger, recapitalization, consolidation, stock split, reorganization, combination, share exchange or like circumstance prior to the exercise of the Option.

     In addition to the Option Shares, the Option Agreement provides for the sale to the Reporting Person or her assigns of 50,000 shares of Common Stock upon execution and delivery of the Option Agreement at a purchase price of $24.00 per share. Concurrently with her execution of the Option Agreement, the Reporting Person assigned her interest in 17,000 shares to two individuals not related to her, and to Liberty Lighting Pension Fund as to 33,000 shares. The administrator of Liberty Lighting Pension Fund is the Reporting Person’s husband, Joseph Wortley. Mr. Wortley’s sole relationship to the Liberty Lighting Pension Fund is as its plan administrator. Except in his capacity as plan administrator, he has no beneficial interest in the Liberty Lighting Pension Fund nor in any of the securities which it owns. Pursuant to Section 13(d) of the Securities Exchange Act of 1934 and to Rule 13(d)-4, the Reporting Person

CUSIP No. 73084P100

disclaims (i) any beneficial interest in the shares of Common Stock held by the Liberty Lighting Pension Fund and (ii) that she and Liberty Lighting Pension Fund, or Joseph Wortley as its administrator, are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     The Reporting Person believes that her acquisition of the shares underlying the Option, which acquisition would, if completed, make her the owner of more than 10% of the Issuer’s Common Stock, would be subject, as a condition precedent, to her compliance with the Bank Holding Company Act of 1956, as amended, the Change of Control Act of 1978, as amended, and to state banking laws. Accordingly, she believes that any such acquisition of Common Stock by her would require the prior approval of or notice to the Federal Reserve Board and state regulatory authorities, and that without such notice and approval she may not exercise the Option. The Reporting Person expressly declares that the filing of this Amendment to Schedule 13D shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the Option Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.

     Other than the Option Agreement for the purchase of stock executed by the Reporting Person with Morris Massry on January 20, 2004, described in Item 5, above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

     None.

CUSIP No. 73084P100

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2004	/s/ Barbara Wortley

Barbara Wortley

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